| Narrator Overview & On-screen text for Reg CF video |
|---|
| [Opening Shot: Aerial view of a lush, thriving garden teeming with wildlife] |
| **[Narrator]**: "Imagine a world where every backyard is a sanctuary for wildlife—a paradise that you helped create." |
| [Cut to: Close-ups of happy families gardening, children interacting with butterflies] |
| **[Narrator]**: "Welcome to Garden for Wildlife, the startup that's turning this dream into reality!" |
| [Cut to: Graphs showing exponential growth and positive impact] |
| **[Narrator]:** "We've already touched thousands of lives, and now, we're opening the doors for you to be part of our journey." |
| ~~[Cut to: Shubber holding a "Join Us" sign, standing in his garden]~~ |
| **[Narrator]:** "We're raising capital through a Reg CF campaign, and this is your invitation to invest in a greener, better future." |
| [Closing Shot: Text overlay - "Invest in a Greener Future" with the GFW logo and continues with existing video content.] |
| **Invest in a Greener Future** |
| Here's a look at our work getting native plants into the hands of more people: |
| Because of **our customer orders**… |
| Our **small-business growers** around the country shipped **180,437 plants** to **38 states** and **5,905 cities** |
| All this means: |
| More **butterflies** helped |

| |
|---|
| More **bees** helped |
| More **birds** helped |
| Word got around |
| New wildlife gardeners were born |
| Our customers are engaged and love sharing their journey! |
| Looking ahead, we have ambitious plans to grow our business, including: |
| Bringing on more regional growers to get more plants to more places more quickly while also reducing our carbon footprint. Help us expand and accelerate our impact with your investment. |
| Plant with a purpose. Plant for the Planet. |